UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Second Quarter of Fiscal 2013

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the second quarter ended June 30, 2013. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights

•	Net sales of $114.7 million;

•	Shipped 303.9 megawatts (MW) of wafers; and

•	Shipped 35.3 MW of cells and modules in the second quarter.

Net sales for the second quarter of fiscal 2013 were $114.7 million, compared to $104.3 million for the first quarter of fiscal 2013, and $235.4 million for the second quarter of fiscal 2012.

Gross loss for the second quarter of fiscal 2013 was $53.8 million, compared to gross loss of $59.5 million in the first quarter of fiscal 2013, and gross loss of $92.0 million for the second quarter of fiscal 2012.

Gross margin for the second quarter of fiscal 2013 was negative 46.9%, compared to negative 57.0% in the first quarter of fiscal 2013, and negative 39.1% in the second quarter of fiscal 2012.

Our management determined that a loss on recoverable VAT of $19.5 million and an inventory write-down of $3.7 million was required during the preparation of its second quarter 2013 financial results. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2013.

Loss from operations for the second quarter of fiscal 2013 was $95.1 million, compared to loss from operations of $93.2 million for the first quarter of fiscal 2013, and loss from operations of $172.7 million for the second quarter of fiscal 2012. During the second quarter of 2013 our management determined that a provision for doubtful trade receivables of $9.0 million was required in view of the deteriorating solar market which negatively affected our customers.

Operating margin for the second quarter of fiscal 2013 was negative 82.9% compared to negative 89.4% in the first quarter of fiscal 2013, and negative 73.4% in the second quarter of fiscal 2012.

Income tax benefit for the second quarter of fiscal 2013 was $4.8 million, compared to income tax benefit of $1.3 million in the first quarter of fiscal 2013 and income tax benefit of $23.7 million in the second quarter of fiscal 2012.

Net loss available to our shareholders for the second quarter of fiscal 2013 was $165.3 million, or a loss of $0.97 per diluted ADS, compared to net loss of $187.1 million, or a loss of $1.21 per diluted ADS for the first quarter of fiscal 2013 and net loss of $254.3 million, or a loss of $2.00 per diluted ADS for the second quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 170.5 million for the second quarter of fiscal 2013.

We ended the second quarter of fiscal 2013 with $85.1 million in cash and cash equivalents and $203.0 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	6/30/2013	3/31/2013
Assets
Current assets
Cash and cash equivalents	85,142	174,101
Pledged bank deposits	202,952	168,415
Trade accounts and bills receivable, net	113,188	162,511
Inventories	211,751	230,222
Prepayments to suppliers, net	22,185	20,391
Assets classified as held for sale	—	508,142
Other current assets	195,631	194,964

Total current assets	830,849	1,458,746
Property, plant and equipment, net	3,018,596	3,040,452
Deposits for purchases of property, plant and equipment and land use rights	157,160	155,983
Land use rights	244,615	242,412
Prepayments to suppliers expected to be utilized beyond one year, net	6,523	7,214
Pledged bank deposits – non-current	3,896	13,221
Investments in associates	8,005	8,241
Other non-current assets	108,715	66,991

Total assets	4,378,359	4,993,260

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,391,319	2,522,826
Trade accounts and bills payable	699,245	647,817
Advance payments from customers, current installments	138,703	129,467
Accrued expenses and other payables	860,945	739,046
Liabilities directly associated with assets classified as held for sale	—	537,112
RMB-denominated US$-settled senior notes, less debt discount	264,028	260,214
Convertible senior notes, less debt discount	—	23,791
Other financial liabilities	81,352	91,723

Total current liabilities	4,435,592	4,951,996

Long-term borrowings, excluding current installments and long-term PRC notes	103,423	109,759
Advance payments from customers – non-current	35,931	39,816
Other liabilities	215,153	195,668

Total liabilities	4,790,099	5,297,239

Redeemable non-controlling interests	382,847	356,604

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(770,033)	(639,357)
Non-controlling interests	(24,554)	(21,226)

Total equity	(794,587)	(660,583)

Total liabilities, redeemable non-controlling interests and equity	4,378,359	4,993,260

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	06/30/2013	03/31/2013

Net sales	114,710	104,341
Cost of goods sold	(168,482)	(163,829)

Gross loss	(53,772)	(59,488)
Selling expenses	(3,786)	(4,832)
General and administrative expenses	(33,797)	(25,914)
Research and development expenses	(3,697)	(2,995)
Total operating expenses	(41,280)	(33,741)

Loss from operations	(95,052)	(93,229)
Other income (expenses):
Interest income	1,731	1,207
Interest expense and amortization of debt issuance costs and debt discount	(58,917)	(57,821)
Foreign currency exchange loss, net	(8,443)	(9,404)
Others, net	12,543	1,855

Loss before income tax	(148,138)	(157,392)
Income tax benefit	4,776	1,341

Net loss	(143,362)	(156,051)
Loss attributable to non-controlling interests	3,251	2,966
Loss attributable to redeemable non-controlling interests	7,030	6,154

Net loss attributable to LDK Solar Co., Ltd. shareholders	(133,081)	(146,931)

Accretion to redemption value of redeemable non-controlling interests	(32,221)	(40,155)

Net loss available to LDK Solar Co., Ltd. shareholders	(165,302)	(187,086)

Net loss per ADS, Diluted	$(0.97)	$(1.21)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

(In US$ ’000)

Net loss	(143,362)	(156,051)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	8,361	6,471
Fair value changes in available-for-sale equity security, net of tax effect	(548)	724

Comprehensive loss	(135,549)	(148,856)
Less: comprehensive loss attributable to non-controlling interests	(3,339)	(2,829)
Less: comprehensive loss attributable to redeemable non-controlling interests	(5,478)	(5,845)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(126,732)	(140,182)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.2) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.2 is the press release we issued on August 27, 2013 relating to our unaudited financial results for the second quarter 2013, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 27, 2013

Exhibit 99.2

LDK Solar Reports Financial Results for the Second Quarter of Fiscal 2013

Xinyu City, China and Sunnyvale, California, August 27, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the second quarter ended June 30, 2013.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Second Quarter Highlights:

•	Net sales of $114.7 million;

•	Shipped 303.9 megawatts (MW) of wafers; and

•	Shipped 35.3 MW of cells and modules in the second quarter.

Net sales for the second quarter of fiscal 2013 were $114.7 million, compared to $104.3 million for the first quarter of fiscal 2013, and $235.4 million for the second quarter of fiscal 2012.

Gross loss for the second quarter of fiscal 2013 was $53.8 million, compared to gross loss of $59.5 million in the first quarter of fiscal 2013, and gross loss of $92.0 million for the second quarter of fiscal 2012.

Gross margin for the second quarter of fiscal 2013 was negative 46.9%, compared to negative 57.0% in the first quarter of fiscal 2013, and negative 39.1% in the second quarter of fiscal 2012.

LDK Solar’s management determined that a loss on recoverable VAT of $19.5 million and an inventory write-down of $3.7 million was required during the preparation of its second quarter 2013 financial results. As a result, gross margin and results from operations were negatively impacted in the second quarter of fiscal 2013.

Loss from operations for the second quarter of fiscal 2013 was $95.1 million, compared to loss from operations of $93.2 million for the first quarter of fiscal 2013, and loss from operations of $172.7 million for the second quarter of fiscal 2012. During the second quarter of 2013, LDK Solar’s management determined that a provision for doubtful trade receivables of $9.0 million was required in view of the deteriorating solar market which negatively affected our customers.

Operating margin for the second quarter of fiscal 2013 was negative 82.9% compared to negative 89.4% in the first quarter of fiscal 2013, and negative 73.4% in the second quarter of fiscal 2012.

Income tax benefit for the second quarter of fiscal 2013 was $4.8 million, compared to income tax benefit of $1.3 million in the first quarter of fiscal 2013 and income tax benefit of $23.7 million in the second quarter of fiscal 2012.

Net loss available to LDK Solar’s shareholders for the second quarter of fiscal 2013 was $165.3 million, or a loss of $0.97 per diluted ADS, compared to net loss of $187.1 million, or a loss of $1.21 per diluted ADS for the first quarter of fiscal 2013 and net loss of $254.3 million, or a loss of $2.00 per diluted ADS for the second quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 170.5 million for the second quarter of fiscal 2013.

LDK Solar ended the second quarter of fiscal 2013 with $85.1 million in cash and cash equivalents and $203.0 million in short-term pledged bank deposits.

“We delivered second quarter revenue that was in line with expectations and reduced our net loss both sequentially and on a year-over-year basis,” stated Sam Tong, President and CEO of LDK Solar. “We have been navigating the challenging solar industry dynamics with a focus on improving our cost structure and becoming a more nimble company. We are starting to see early signs of improvement within the PV market as ASP’s are beginning to stabilize. We are also encouraged by recent updates on solar policies from China and the EU.”

“We have built a solid pipeline of solar project business worldwide and we remain committed to working with the relevant shareholders, banks and government agencies to secure the resources needed to drive these projects forward,” continued Mr. Tong.

“We continue to work diligently on initiatives to improve our cost structure by driving down production costs and tightening operating expenses. By adapting our business to the evolving demand environment, we believe we will position LDK Solar for long term growth—furthering our ability to take advantage of the substantial market opportunity to address global energy needs with solar power,” concluded Mr. Tong.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the third quarter of fiscal 2013, LDK Solar estimates its revenue to be in the range of $140 million to $180 million, wafer shipments between 350 MW and 450 MW and cell and module shipments between 60 MW and 80 MW.

Conference Call Details

The LDK Solar Second Quarter 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on August 27, 2013. To listen to the live conference call, please dial 877-941-2068 (within U.S.) or 480-629-9712 (outside U.S.) at 8:00 a.m. ET on August 27, 2013. An audio replay of the call will be available through September 6, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4635695#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	6/30/2013	3/31/2013

Assets
Current assets
Cash and cash equivalents	85,142	174,101
Pledged bank deposits	202,952	168,415
Trade accounts and bills receivable, net	113,188	162,511
Inventories	211,751	230,222
Prepayments to suppliers, net	22,185	20,391
Assets classified as held for sale	—	508,142
Other current assets	195,631	194,964

Total current assets	830,849	1,458,746
Property, plant and equipment, net	3,018,596	3,040,452
Deposits for purchases of property, plant and equipment and land use rights	157,160	155,983
Land use rights	244,615	242,412
Prepayments to suppliers expected to be utilized beyond one year, net	6,523	7,214
Pledged bank deposits – non-current	3,896	13,221
Investments in associates	8,005	8,241
Other non-current assets	108,715	66,991

Total assets	4,378,359	4,993,260

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,391,319	2,522,826
Trade accounts and bills payable	699,245	647,817
Advance payments from customers, current installments	138,703	129,467
Accrued expenses and other payables	860,945	739,046
Liabilities directly associated with assets classified as held for sale	—	537,112
RMB-denominated US$-settled senior notes, less debt discount	264,028	260,214
Convertible senior notes, less debt discount	—	23,791
Other financial liabilities	81,352	91,723

Total current liabilities	4,435,592	4,951,996

Long-term borrowings, excluding current installments and long-term PRC notes	103,423	109,759
Advance payments from customers – non-current	35,931	39,816
Other liabilities	215,153	195,668

Total liabilities	4,790,099	5,297,239

Redeemable non-controlling interests	382,847	356,604

Equity

Total LDK Solar Co., Ltd. shareholders’ equity	(770,033)	(639,357)
Non-controlling interests	(24,554)	(21,226)

Total equity	(794,587)	(660,583)

Total liabilities, redeemable non-controlling interests and equity	4,378,359	4,993,260

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	06/30/2013	03/31/2013

Net sales	114,710	104,341
Cost of goods sold	(168,482)	(163,829)

Gross loss	(53,772)	(59,488)
Selling expenses	(3,786)	(4,832)
General and administrative expenses	(33,797)	(25,914)
Research and development expenses	(3,697)	(2,995)
Total operating expenses	(41,280)	(33,741)

Loss from operations	(95,052)	(93,229)
Other income (expenses):
Interest income	1,731	1,207
Interest expense and amortization of debt issuance costs and debt discount	(58,917)	(57,821)
Foreign currency exchange loss, net	(8,443)	(9,404)
Others, net	12,543	1,855

Loss before income tax	(148,138)	(157,392)
Income tax benefit	4,776	1,341

Net loss	(143,362)	(156,051)
Loss attributable to non-controlling interests	3,251	2,966
Loss attributable to redeemable non-controlling interests	7,030	6,154

Net loss attributable to LDK Solar Co., Ltd. shareholders	(133,081)	(146,931)

Accretion to redemption value of redeemable non-controlling interests	(32,221)	(40,155)

Net loss available to LDK Solar Co., Ltd. shareholders	(165,302)	(187,086)

Net loss per ADS, Diluted	$(0.97)	$(1.21)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

(In US$ ’000)

Net loss	(143,362)	(156,051)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	8,361	6,471
Fair value changes in available-for-sale equity security, net of tax effect	(548)	724

Comprehensive loss	(135,549)	(148,856)
Less: comprehensive loss attributable to non-controlling interests	(3,339)	(2,829)
Less: comprehensive loss attributable to redeemable non-controlling interests	(5,478)	(5,845)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(126,732)	(140,182)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801